**Term sheet**
*To prospectus dated November 21, 2008,*
*prospectus supplement dated November 21, 2008 and*
*product supplement no. 206-A-I dated March 4, 2011*

**Term Sheet to**
**Product Supplement No. 206-A-I**
**Registration Statement No. 333-155535**
**Dated March 29, 2011; Rule 433**

# JPMorgan Chase & Co.

| Structured Investments | $ Autocallable Buffered Return Enhanced Notes Linked an Equally Weighted Basket Consisting of Brent Crude Oil Futures Contracts, Grade A Copper, Corn Futures Contracts and Palladium due April 13, 2012 |
|---|---|

**General**

- The notes are designed for investors who seek a return of at least 1.25 times the appreciation of a basket of two commodities (each a "Commodity" and together, the "Commodities") and futures contracts on two commodities (each a "Commodity Futures Contract" and together, the "Commodity Futures Contracts") up to a maximum total return on the notes of at least 25.00% at maturity, or early exit prior to maturity at a premium if, on the Review Date, the Basket Closing Level is at or above the Call Level. **If the notes are not automatically called, investors will lose at least 20% of their principal if the Ending Basket Level is less than the Starting Basket Level by more than 20%.** Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called or a capped, leveraged upside payment if the notes are not automatically called. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The Review Date, and therefore the date on which an automatic call may be initiated, is October 3, 2011.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing April 13, 2012
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
- The notes are expected to price on or about April 1, 2011 and are expected to settle on or about April 6, 2011.

**Key Terms**

**Basket:** The Basket will be composed of four equally weighted components (each a "Component" and together the "Components"). The Components and their weights in the Basket are as follows:

| Components | Component Weighting | Contract Price/Commodity Price on the Pricing Date |
|---|---|---|
| Brent Crude oil futures contracts ("Brent Crude Futures," Bloomberg symbols "CO1" and "CO2") | 25% | |
| Grade A Copper ("Copper," Bloomberg symbol "LOCADY") | 25% | |
| Corn futures contracts ("Corn Futures," Bloomberg symbols "C 1" and "C 2") | 25% | |
| Palladium (Bloomberg symbol "PLDMLNPM") | 25% | |

**Upside Leverage Factor** At least 1.25. The Upside Leverage Factor will be set on the pricing date and will not be less than 1.25.

**Automatic Call:** If the Basket Closing Level on the Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment as described below.

**Call Level:** 100% of the Starting Basket Level

**Payment if Called:** For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of at least $65.00* (equal to the call premium of at least 6.50% × $1,000) if called on the Review Date
*The actual call premium amount and call premium will be determined on the pricing date but will not be less than $65.00 and 6.50%, respectively.

**Payment at Maturity:** If the notes have not been automatically called and the Ending Basket Level is greater than the Starting Basket Level, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Upside Leverage Factor, subject to a Maximum Total Return on the notes of at least 25.00%**. For example, assuming the Maximum Total Return is 25.00%* and the Upside Leverage Factor is 1.25, if the Basket Return is equal to or greater than 20%, you will receive the Maximum Total Return on the notes of 25.00%**, which entitles you to a maximum payment at maturity of $1,250** for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + (\$1,000 \times \text{Basket Return} \times \text{Upside Leverage Factor})$$

**The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 25.00% and $1,250 per $1,000 principal amount note, respectively.

If the Ending Basket Level is equal to or less than the Starting Basket Level by up to 20%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level is less than the Starting Basket Level by more than 20%, you will lose 1 % of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return})$$

*If the notes have not been automatically called, you will lose some (at least 20%) or all of your initial investment at maturity if the Ending Basket Level is less than the Starting Basket Level by more than 20%.*

**Contingent Buffer Amount:** 20.00%

**Basket Return:** The performance of the Basket from the Starting Basket Level to the Ending Basket Level calculated as follows:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

**Starting Basket Level:** The Basket Closing Level on the pricing date

**Ending Basket Level:** The Basket Closing Level on the Observation Date

**Basket Closing Level:** On any trading day, the Basket Closing Level will be calculated as follows:

$$100 \times [1 + (\text{Brent Crude Return} \times 25\%) + (\text{Copper Return} \times 25\%) + (\text{Corn Return} \times 25\%) + (\text{Palladium Return} \times 25\%)]$$

The Component Return of each Component refers to its Contract Return (if it is a Commodity Futures Contract) or Commodity Price (if it is a Commodity). See "Additional Key Terms" in this term sheet for more information.
For additional information, see "Description of the Notes — Payment at Maturity" in the accompanying product supplement no. 206-A-I.

**Review Date†:** October 3, 2011

**Call Settlement Date†:** The third business day after the Review Date specified above

**Observation Date†:** April 10, 2012

**Maturity Date†:** April 13, 2012

**CUSIP:** 48125XKW5

**Other Key Terms:** See "Additional Key Terms" on page TS-1 of this term sheet

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — E. Notes linked to a Basket of Components" in the accompanying product supplement no. 206-A-I or early acceleration in the event of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — C. Early Acceleration of Payment on the Notes," in the accompanying product supplement no. 206-A-I and in "Selected Risk Considerations — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs" in this term sheet.

**Investing in the Autocallable Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 206-A-I and "Selected Risk Considerations" beginning on page TS-4 of this term sheet.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| Per note | $ | $ | $ |
| Total | $ | $ | $ |

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-40 of the accompanying product supplement no. 206-A-I.

(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

*The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

**J.P.Morgan**

March 29, 2011

## Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 206-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 206-A-I dated March 4, 2011.  **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.**  You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 206-A-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 206-A-I dated March 4, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001577/e42537_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

## Additional Key Terms

| | |
|---|---|
| Contract Return: | With respect to each Commodity Futures Contract: |

$$\frac{\text{Ending Contract Price} - \text{Initial Contract Price}}{\text{Initial Contract Price}}$$

| | |
|---|---|
| Initial Contract Price: | With respect to each Commodity Futures Contract, the Contract Price on the pricing date. |
| Ending Contract Price: | With respect to each Commodity Futures Contract, the Contract Price on the Observation Date. |
| Contract Price: | With respect to a Commodity Futures Contract on any trading day: |

(a) if the Commodity Futures Contract is "Brent Crude Futures," the official settlement price on ICE Futures Europe of the first nearby month futures contract for Brent crude oil, stated in U.S. dollars, as made public by ICE Futures Europe (Bloomberg Ticker: "CO1" ‹Comdty›), *provided* that if such date falls on the last trading day of such futures contract (all pursuant to the rules of ICE Futures Europe), then the second nearby month futures contract (Bloomberg Ticker: "CO2" ‹Comdty›) on such trading day, or

(b) if the Commodity Futures Contract is "Corn Futures," the official settlement price per bushel on the Chicago Board of Trade (the "CBOT") of the first nearby month futures contract for #2 Yellow Corn, stated in U.S. cents, as made public by the CBOT (Bloomberg Ticker: "C 1" ‹Comdty›), *provided* that if such date falls within the notice period for delivery of corn under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of the CBOT), then the second nearby month futures contract (Bloomberg Ticker: "C 2" ‹Comdty›) on such trading day.

| | |
|---|---|
| Commodity Return | With respect to each Commodity: |

$$\frac{\text{Ending Commodity Price} - \text{Initial Commodity Price}}{\text{Initial Commodity Price}}$$

| | |
|---|---|
| Initial Commodity Price: | With respect to each Commodity, the Commodity Price on the pricing date. |
| Ending Commodity Price: | With respect to each Commodity, the Commodity Price on the Observation Date. |
| Commodity Price | With respect to a Commodity, on any trading day: |

(a) if the Commodity is "Copper," the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as determined by the London Metal Exchange (the "LME") and displayed on Bloomberg under the symbol "LOCADY" on such trading day, or

(b) if the Commodity is "Palladium," the official afternoon Palladium fixing per troy ounce gross of Palladium for delivery in Zurich through a member of the London Platinum and Palladium Market (the "LPPM") authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg under the symbol "PLDMLNPM" on such trading day,

## Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet:

(1) the Review Date and the Observation Date are subject to postponement as described under "Description of Notes — Postponement of a Determination Date — E. Notes linked to a Basket of Components" in the accompanying product supplement no. 206-A-I; and

(2) the consequences of a commodity hedging disruption event are described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — C. Early Acceleration of Payment on the Notes."

### Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the Call Settlement Date or at maturity for a range of movements in the Basket as shown under the column "Basket Level Appreciation/Depreciation at Review Date" and "Basket Return." The following table assumes a Maximum Total Return of 25.00% and an Upside Leverage Factor of 1.25 and reflects the Contingent Buffer Amount of 20.00%. The actual Maximum Total Return and Upside Leverage Factor will be determined on the pricing date and will not be less than 25.00% and 1.25, respectively. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the Review Date and no payment would be made for that date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

| | Automatic Call | | No Automatic Call | |
|---|---|---|---|---|
| Basket Closing Level | Basket Level Appreciation/ Depreciation at Review Date | Total Return at Call Settlement Date | Basket Return | Total Return at Maturity |
| 180.00 | 80.00% | 6.50% | 80.00% | 25.000% |
| 170.00 | 70.00% | 6.50% | 70.00% | 25.000% |
| 160.00 | 60.00% | 6.50% | 60.00% | 25.000% |
| 150.00 | 50.00% | 6.50% | 50.00% | 25.000% |
| 140.00 | 40.00% | 6.50% | 40.00% | 25.000% |
| 130.00 | 30.00% | 6.50% | 30.00% | 25.000% |
| 120.00 | 20.00% | 6.50% | 20.00% | 25.000% |
| 110.00 | 10.00% | 6.50% | 10.00% | 12.500% |
| 105.00 | 5.00% | 6.50% | 5.00% | 6.250% |
| 102.50 | 2.50% | 6.50% | 2.50% | 3.125% |
| 100.00 | 0.00% | **6.50%** | 0.00% | **0.000%** |
| 95.00 | -5.00% | N/A | -5.00% | **0.000%** |
| 90.00 | -10.00% | N/A | -10.00% | **0.000%** |
| 80.00 | -20.00% | N/A | -20.00% | **0.000%** |
| 79.99 | -20.01% | N/A | -20.01% | -20.010% |
| 70.00 | -30.00% | N/A | -30.00% | -30.000% |
| 60.00 | -40.00% | N/A | -40.00% | -40.000% |
| 50.00 | -50.00% | N/A | -50.00% | -50.000% |
| 40.00 | -60.00% | N/A | -60.00% | -60.000% |
| 30.00 | -70.00% | N/A | -70.00% | -70.000% |
| 20.00 | -80.00% | N/A | -80.00% | -80.000% |
| 10.00 | -90.00% | N/A | -90.00% | -90.000% |
| 0.00 | -100.00% | N/A | -100.00% | -100.000% |

The following examples illustrate how the total returns set forth in the table above are calculated.

**Example 1: The level of the Basket increases from the Starting Basket Level of 100 to a Basket Closing Level of 105 on the first Review Date.** Because the Basket Closing Level on the Review Date of 105 is greater than the Call Level of 100, the notes are automatically called on the Review Date, and the investor receives a single payment of $1,065 per $1,000 principal amount note on the Call Settlement Date.

**Example 3: The notes have not been automatically called, and the level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 102.50.** Because the Ending Basket Level of 102.50 is greater than the Starting Basket Level of 100 and the Basket Return of 2.50% multiplied by 1.25 does not exceed the hypothetical Maximum Total Return of 25%, the investor receives a payment at maturity of $1,031.25 per $1,000 principal amount note, calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times 2.50\% \times 1.25) = \$1{,}031.25$$

**Example 4: The notes have not been automatically called, and the level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 130.** Because the Ending Basket Level of 130 is greater than the Starting Basket Level of 100 and the Basket Return of 30% multiplied by 1.25 exceeds the hypothetical Maximum Total Return of 25%, the investor receives a payment at maturity of $1,250 per $1,000 principal amount note, the maximum payment on the notes.

**Example 5: The notes have not been automatically called, and the level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90.** Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Contingent Buffer Amount of 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

**Example 6: The notes have not been automatically called, and the level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 70.** Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Contingent Buffer Amount of 20%, the Basket Return is negative and the investor receives a payment at maturity of $700 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{-30\%}) = \$700$$

## Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — If the Basket Closing Level is greater than or equal to the Call Level on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium amount of at least $65.00* (equal to a call premium of at least 6.50%* × $1,000). In addition, if the notes have not been automatically called, the notes provide the opportunity to enhance returns by multiplying a positive Basket Return by the Upside Leverage Factor of at least 1.25*, up to the Maximum Total Return on the notes. The Maximum Total Return will be set on the pricing date and will not be less than 25.00%, and accordingly, the maximum payment at maturity will not be less than $1,250 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

  *The actual Upside Leverage Factor, call premium amount and call premium will be determined on the pricing date but will not be less than 1.25, $65.00 and 6.50%, respectively.

- **LIMITED PROTECTION AGAINST LOSS** — If the notes have not been automatically called, we will pay you your principal back at maturity if the Ending Basket Level is not less than the Starting Basket Level by more than 20.00%. However, if the Ending Basket Level is less than the Starting Basket Level by more than 20.00%, you will be fully exposed to any depreciation in the Basket and will lose some or all of your principal. Under these circumstances, for every 1% that the Ending Basket Level is less than the Starting Basket Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose at least 20% of your initial investment at maturity. For additional clarification, please see "Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity?" in this term sheet.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is just over one year, the notes will be called before maturity if the Basket Closing Level is at or above the Call Level on the Review Date, and you will be entitled to the call premium amount set forth on the cover of this term sheet.

- **DIVERSIFICATION OF THE COMPONENTS** — The return on the notes is linked to an equally weighted basket consisting of two commodities (Copper, which is traded on the London Metal Exchange ("LME"), and Palladium, which is traded on the London Platinum and Palladium Market ("LPPM")), and futures contracts on two commodities (Brent Crude, which is traded on ICE Futures Europe, and Corn, which is traded on the Chicago Board of Trade ("CBOT")). For additional information about each Component, see the information set forth under "The Commodities" and "The Commodity Futures" in the accompanying product supplement no. 206-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 206-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

JPMorgan Structured Investments —                                                                                                    TS- 3

Autocallable Buffered Return Enhanced Notes Linked an Equally Weighted Basket Consisting of Brent Crude Oil Futures Contracts, Grade A Copper, Corn Futures Contracts and Palladium

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, any of the Components or any related futures contracts. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 206-A-I dated March 4, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. If the notes have not been automatically called and the Ending Basket Level is less than the Starting Basket Level by more than the Contingent Buffer Amount of 20.00%, you will be fully exposed to any depreciation in the Basket and may lose some or all of your principal. Under these circumstances, for every 1% that the Ending Basket Level is less than the Starting Basket Level, you will lose an amount equal to 1% of the principal amount of your notes. In this scenairo, you will lose at least 20% of your initial investment at maturity.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment on the Review Date or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

- **IF THE NOTES ARE CALLED EARLY, YOUR RETURN IS LIMITED TO THE CALL PREMIUM** — If the notes are automatically called, your potential gain on the notes will be limited to the call premium, as set forth on the cover of this term sheet, regardless of the appreciation in the Basket, which may be significant. Because the Basket Closing Level at various times during the term of the notes could be higher than on the Review Date and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Basket.

- **IF THE NOTES ARE NOT CALLED EARLY, YOUR RETURN IS LIMITED TO THE MAXIMUM TOTAL RETURN** — In addition, if the notes have not been automatically called and the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this predetermined percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 25.00%.

- **REINVESTMENT RISK** — If your notes are automatically called early, the term of the notes may be reduced to as short as six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

- **YOUR PROTECTION MAY TERMINATE ON THE OBSERVATION DATE** — If the notes have not been automatically called and the Basket Closing Level on the Observation Date (*i.e.*, the Ending Basket Level) is less than the Starting Basket Level by more than the 20.00% Contingent Buffer Amount, the protection provided by the 20.00% Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the Basket.

- **CORRELATION (OR LACK OF CORRELATION) OF PERFORMANCES AMONG THE COMPONENTS MAY REDUCE THE PERFORMANCE OF THE BASKET, AND CHANGES IN THE VALUE OF THE COMPONENTS MAY OFFSET EACH OTHER** — The notes are linked to a weighted Basket consisting of two commodities and futures contracts on two commodities. Movements and performances in the Components may or may not be correlated with each other. At a time when the value of one or more of the Components increases, the value of the other Components may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Components may be moderated, or more than offset, by the lesser increases or declines in the levels of the other Components. There can be no assurance that the Ending Basket Level will be higher than the Starting Basket Level.

- **COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO HIGH AND UNPREDICTABLE VOLATILITY IN THE COMPONENTS** — Market prices of the commodities and commodity futures contracts included in the Basket tend to be highly volatile and may fluctuate rapidly based on numerous factors. Many commodities are also highly cyclical. These factors may affect the level of the Components in varying ways, and different factors may cause the value of different commodities, and the prices of commodity futures contracts included in the Basket to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked, in part, to the Components. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

JPMorgan Structured Investments —                                                                                      TS- 4

Autocallable Buffered Return Enhanced Notes Linked an Equally Weighted Basket Consisting of Brent Crude Oil Futures Contracts, Grade A Copper, Corn Futures Contracts and Palladium

- **WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS** — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — C. Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 206-A-I for more information.

- **COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES** — The Commodity Futures Contracts are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Basket. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission is drafting regulations that will affect market participants' position limits in certain commodity-based futures contracts, such as futures contracts on certain energy and agricultural based commodities. These proposed regulations, when final and implemented, may reduce liquidity in the exchange-traded market for such commodity-based futures contracts. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. See "— We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs" above.

- **THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES OF CRUDE OIL OR CORN** — The notes are linked in part to commodity futures contracts on Brent Crude Oil and Corn, but not to the physical commodities (or their spot prices) on which they are based. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE COMPONENTS, AND THEREFORE, THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the Components and, therefore, the value of your notes.

- **INVESTMENTS RELATED TO THE LEVEL OF THE COMPONENTS MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS** — The prices of the Components are subject to variables that may be less significant to the values of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, and trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the prices of the Components to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY OR COMMODITY FUTURES CONTRACT** — The return on your notes will not reflect the return you would realize if you actually held the Commodities or the Commodity Futures Contracts. As a result, a holder of the notes will not have any direct or indirect rights to any Commodities or Commodity Futures Contracts.

- **THE MARKET PRICE OF BRENT CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES** — Because the notes are linked in part to the performance of the price of Brent Crude Futures, we expect that generally the market value of the notes will depend in part on the market price of Brent Crude Oil. The price of IPE brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil's end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries ("OPEC") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (*e.g.*, weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

- **THE CONTRACT PRICE OF BRENT CRUDE FUTURES IS DETERMINED BY REFERENCE TO THE OFFICIAL SETTLEMENT PRICE OF BRENT CRUDE FUTURES AS DETERMINED BY ICE FUTURES EUROPE, AND THERE ARE CERTAIN RISKS RELATING TO THE CONTRACT PRICE OF BRENT CRUDE FUTURES BEING DETERMINED BY ICE FUTURES EUROPE** — Brent Crude Futures are traded on ICE Future Europe. The Contract Price of Brent Crude Futures will be determined by reference to the official settlement price of Brent Crude Futures as determined by ICE Futures Europe. Investments in securities linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE Futures Europe, involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

- **THE MARKET PRICE OF COPPER WILL AFFECT THE VALUE OF THE NOTES** — Because the notes are linked in part to the performance of the price of Copper, we expect that generally the market value of the notes will depend in part on the market price of Copper. The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.

- **THE COMMODITY PRICE OF COPPER IS DETERMINED BY REFERENCE TO THE OFFICIAL CASH SETTLEMENT PRICE OF COPPER AS DETERMINED BY THE LME, AND THERE ARE CERTAIN RISKS RELATING TO THE COMMODITY PRICE OF COPPER BEING DETERMINED BY THE LME** — Copper is traded on the LME. The Commodity Price of Copper will be determined by reference to the official cash settlement price of Copper as determined by the LME. The LME is a principals' market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 123 months forward following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on any trading day during the Monitoring Period, the official cash settlement prices of Copper and, consequently, the Underlying Return, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash settlement price of Copper.

- **THE MARKET PRICE OF CORN WILL AFFECT THE VALUE OF THE NOTES** — Because the notes are linked in part to the performance of the price of Corn Futures, we expect that generally the market value of the notes will depend in part on the market price of Corn.  The price of corn is primarily affected by the global demand for, and supply of, corn.  The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol.  The demand for corn is also affected by the production and profitability of the pork and poultry sectors, which use corn for feed.  Negative developments in those industries may lessen the demand for corn.  For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease.  The supply of corn is dependent on many factors including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of corn.  The United States is the world's largest supplier of corn, followed by China and Brazil.  The supply of corn is particularly sensitive to weather patterns in the United States and China.  In addition, technological advances could lead to increases in worldwide production of corn and corresponding decreases in the price of corn.

- **THE MARKET PRICE OF PALLADIUM WILL AFFECT THE VALUE OF THE NOTES** — Because the notes are linked in part to the performance of the price of Palladium, we expect that generally the market value of the notes will depend in part on the market price of Palladium.  The price of Palladium has fluctuated widely over the past several years. Because the Palladium supply is both limited and concentrated, any disruptions in the Palladium supply tend to have an exaggerated effect on the price of Palladium. Key factors that may influence prices are the policies and production and cost levels in the most important Palladium-producing countries, in particular, Russia, South Africa  and Canada (which together account for over 80% of production), the size and availability of the Russian Palladium stockpiles, global supply and demand as well as the economic situation of the main consuming countries. The possibility of large-scale distress sales of Palladium in times of crises may also have a short-term negative impact on the price of Palladium and may adversely affect the value of the notes.  For example, the 2008 financial crisis resulted in significantly depressed prices of Palladium largely due to forced sales and deleveraging from institutional investors such as hedge funds and pension funds.  Crises in the future may impair Palladium's price performance which may, in turn, have an adverse effect on the value of the notes.  Palladium is used in a variety of industries, in particular the automotive industry.  Demand for Palladium from the automotive industry, which uses Palladium as a catalytic converter, accounts for more than 50% of the industrial use of Palladium, and a renewed decline in the global automotive industry may impact the price of Palladium and affect the value of the notes. Palladium is also used in the electronics, dental and jewelry industries.

- **THE COMMODITY PRICE OF PALLADIUM IS DETERMINED BY THE LPPM, AND THERE ARE CERTAIN RISKS RELATING TO THE COMMODITY PRICE OF PALLADIUM BEING DETERMINED BY THE LPPM** — Palladium is traded on the LPPM.  The Commodity Price of Palladium will be determined by reference to the fixing levels reported by the LPPM.  The LPPM is a self-regulatory association of platinum and Palladium market participants.  If the LPPM should cease operations, or if Palladium trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of Palladium may be adversely affected.  The LPPM is a principals' market that operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading.  For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices of LPPM contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility, frequency and magnitude of changes in the price of the Components;
  - supply and demand trends for the Components;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory, geographical, meteorological and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

## Historical Information

The following graphs set forth the weekly historical performance of each Component, as well as the Basket as a whole, from January 6, 2006 through March 25, 2011. The graph of the historical Basket performance assumes the Basket Closing Level on January 6, 2006 was 100 and the weightings for each Component were as specified on the cover of this term sheet on that date. The Contract Prices or Commodity Prices, as applicable, of Brent Crude Futures, Copper, Corn Futures and Palladium on March 28, 2011 were $114.80, $9545, 671¢ and $742, respectively.

We obtained the various closing levels and prices and other information below from Bloomberg Financial Markets and accordingly, we make no representation or warranty as to their accuracy or completeness. The historical price of each Component should not be taken as an indication of future performance, and no assurance can be given as to the price of any Component on the pricing date, the Review Date or the Observation Date.











JPMorgan Structured Investments —                                                                                                     **TS- 8**

**Autocallable Buffered Return Enhanced Notes Linked an Equally Weighted Basket Consisting of Brent Crude Oil Futures Contracts, Grade A Copper, Corn Futures Contracts and Palladium**

### Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $10.00 per $1,000 principal amount note.  See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-89 of the accompanying product supplement no. 206-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee.  In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

**Autocallable Buffered Return Enhanced Notes Linked an Equally Weighted Basket Consisting of Brent Crude Oil Futures Contracts, Grade A Copper, Corn Futures Contracts and Palladium**